EXHIBIT 99.1

Allied Gold Advances Receipt of Regulatory Approvals and Clearances in Connection with the Proposed Arrangement with Zijin Gold International and Extends the Outside Date to July 29, 2026

TORONTO, May 29, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (“Allied Gold” or the “Company”) (TSX: AAUC, NYSE: AAUC) is pleased to announce that Zijin Gold International Company Limited (“Zijin Gold”) has advised the Company that it has received the approval under the Investment Canada Act (“ICA”) in connection with Zijin Gold’s proposed acquisition of all of the issued and outstanding common shares of Allied Gold pursuant to the previously announced arrangement agreement (the “Arrangement Agreement”) between the Company and Zijin Gold (the “Transaction”). The receipt of the approval under the ICA completes the approval process in Canada for the Transaction.

The Transaction has also received merger clearance from the Regional Competition Authority of the Economic Community of West African States (ECOWAS) and the Competition and Consumer Commission of the Common Market for Eastern and Southern Africa (COMESA).

Certain regulatory approvals in host countries in Africa have been sought by the parties and have either been obtained or are in advanced stages.

These regulatory approvals and clearances represent important milestones as the parties continue to advance the Transaction to completion.

To facilitate completion of the Transaction, the parties have also agreed to certain amendments to the Credit Facility (as defined in the Arrangement Agreement), the implementation of which is in progress.

Completion of the Transaction remains subject to receipt of outstanding regulatory approvals and the satisfaction or waiver of the remaining conditions to closing set out in the Arrangement Agreement.

As the Company and Zijin Gold continue to work diligently towards obtaining the outstanding regulatory approvals and fulfilling the remaining conditions to closing under the Arrangement Agreement, the Outside Date (as defined in the Arrangement Agreement) has been extended to July 29, 2026 in accordance with the Arrangement Agreement. Any further extension of the Outside Date will require the parties' mutual agreement. The parties continue to advance the Transaction towards completion in a timely manner.

About Allied Gold

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's expectations, strategy, objectives or plans. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to expectations regarding obtaining all remaining approvals to complete the transaction and timing for completion of the transaction. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks associated with Allied Gold’s and/or Zijin’s ability to obtain the remaining approvals on satisfactory terms or at all; the possibility that closing conditions are not satisfied or waived on a timely basis or at all; timing of completion of the transaction; the ability to obtain required regulatory approvals on satisfactory terms or at all; the possibility that closing conditions are not satisfied or waived; the occurrence of any event, change, or other circumstance that could give rise to termination rights; delays in or unforeseen difficulties with integration planning; and other risks typically associated with transactions of this nature; potential volatility in the price of the Allied Gold shares in the period prior to closing the transaction; the anticipated size of the markets and continued demand for the integrated business’s resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues; the state of the financial markets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2025, which is available at www.sedarplus.ca and Allied Gold’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with the completion of the transaction and may not be appropriate for other purposes.